UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Board of Directors of Petróleo Brasileiro SA - Petrobras convenes the Company’s shareholders to meet at Extraordinary General Meetings on August 09, 2019, at 3:00 p.m., in the auditorium of the Headquarters Building, Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), in order to deliberate on the following matters:

Extraordinary General Meeting

I.	Election of two members of the Board of Directors appointed by the controlling shareholder; and

II.

Withdrawal of the public offering and delisting of the shares of Petróleo Brasileiro SA - Petrobras of Bolsas y Mercados Argentinos SA (“BYMA”), through a voluntary withdrawal of the public offering regime in Argentina, based on Article 32, subsection “C”, Section VIII, Chapter II of Title III of the Comisión Nacional de Valores (“CNV”), which allows the Company to withdraw the public offering and delisting regime in BYMA without the need to make a public offering of actions.

Any person present at the meetings must evidence his/her status of shareholder, under article 126 of Law No. 6.404, of 12-15-1976. If any shareholder wishes to be represented, he/she must comply with the provisions of paragraph 1 of article 126 of the referred Law and article 13 of Petrobras By Law, upon presentation of the following documents:

i)	Representative’s ID;

ii)	Power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy);

iii)	Copy of the articles of organization/incorporation of principal or bylaws of the fund, if applicable;

iv)	Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable.

It is requested that the shareholders represented by attorneys file, within at least three days in advance, the documents listed above in room 1803 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the meetings, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meeting will be held.

In case of stock lending, the borrower will be in charge of exercising the voting right, except as otherwise provided in the agreement entered into between the parties.

The Company informs that the instructions for distance voting, which is dealt with in CVM Instruction No. 481, of December 17, 2009, as well as the requirements, impediments and documentation that must be presented to appoint members to the Boards of Directors are included in the Manual of the Meeting.

It is available to shareholders in room 1803 (Attendance to the Shareholder) of the Company’s Headquarters Building, and at the Company’s electronic addresses (http://www.investidorpetrobras.com.br) and the Brazilian Securities and Exchange Commission (CVM) (http://www.cvm.gov.br), all documentation pertinent to the matters that will be resolved at this Extraordinary General Meeting, pursuant to CVM Instruction 481, of December 17, 2009, including the reasoned opinion of the Company’s Management. Petrobras on the advisability of requesting the withdrawal of the public offering and delisting regime in Argentina.

Rio de Janeiro, June 26th, 2019.

Eduardo Bacellar Leal Ferreira

Chairman of Board of Directors

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2019.

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer